[redacted]

09055728

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52643

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ULTIMUS FUND DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 PICTORIA DRIVE, SUITE 450
(No. and Street)

CINCINNATI (City) OHIO (State) 45246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT G. DORSEY (513)587-3401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANZ CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

11180 REED HARTMAN HIGHWAY, SUITE 110 CINCINNATI, OH 45242
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 1 3 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 2 6 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/12

OATH OR AFFIRMATION

I, ROBERT G. DORSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ULTIMUS FUND DISTRIBUTORS, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

SHARON E. ROUSH
Notary Public, State of Ohio
My Commission Expires Sept. 27, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ULTIMUS FUND DISTRIBUTORS, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2008

SEC Mail Processing
Section

FEB 26 2009

Washington, DC
111

ULTIMUS FUND DISTRIBUTORS, LLC

Table of Contents

FRANZ CPAs, Inc.

Certified Public Accountants and Business Advisors

LARGE ENOUGH TO SERVE YOU, small enough to know you

11180 Reed Hartman Highway, Suite 110 • Cincinnati, Ohio 45242

(513) 489-4848 • FAX (513) 489-4856

www.franzcpas.com

INDEPENDENT AUDITOR'S REPORT

Member
Ultimus Fund Distributors, LLC

We have audited the accompanying statement of financial condition of Ultimus Fund Distributors, LLC (the "Company") as of December 31, 2008, and the related statements of income, changes in member equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultimus Fund Distributors, LLC at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

FRANZ CPAs, Inc.

February 18, 2009
Cincinnati, Ohio

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash	$ 352,446
Receivable from customers	40,729
Prepaid registration fees	26,693
Total current assets	$ 419,868

LIABILITIES & MEMBER EQUITY

Liabilities	$ -
Commitments and contingent liabilities	-
Member equity	419,868
Total liabilities and member equity	$ 419,868

The accompanying notes are an integral part of these financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF INCOME
Year Ended December 31, 2008

Revenues:	
Distribution fees	$ 188,545
Underwriting fees	13,635
Total revenues	202,180
Expenses:	
Management fees - related party (Note D)	120,000
Registration fees	22,093
Professional	8,250
Total expenses	150,343
Net Income	$ 51,837

The accompanying notes are an integral part of these financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2008

Balance at December 31, 2007	$ 368,031
Net income	51,837
Member contributions	-
Balance at December 31, 2008	$ 419,868

The accompanying notes are an integral part of these financial statements.

ULTIMUS FUND DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 51,837
Changes in operating assets and liabilities:	
Increase in receivable from customers	(22,325)
Increase in prepaid registration fees	(2,955)
Decrease in accounts payable	(518)
Total changes	(25,798)
Net cash provided by operating activities	26,039
Increase in cash	26,039
Cash at beginning of the year	326,407
Cash at end of the year	$ 352,446

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2008

NOTE A - Organization and Nature of Business

Ultimus Fund Distributors, LLC (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA), and is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934. The Company is an Ohio Limited Liability Company that is a wholly-owned subsidiary of Ultimus Fund Solutions, LLC (Member). The Company began operations on May 31, 2000 and received FINRA membership approval effective August 18, 2000.

The Member provides comprehensive mutual fund services, including organization, consulting, fund administration, fund accounting and pricing, transfer agency and shareholder services, to new and existing mutual fund groups. The Company serves as the principal underwriter for mutual fund groups that have contracted with the Member for the provision of mutual fund services.

NOTE B – Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Distribution Fee Income

The Company contracts with mutual fund groups under a distribution agreement and generally charges a flat monthly fee of $500, although fees are subject to negotiation. Distribution fees are billed and recognized as earned on a monthly basis over the term of the respective contracts.

The Company also generates distribution fees pursuant to certain cash management services agreements. Such fees are based on an established fee schedule.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's net income is allocated to the Member in accordance with regulations of the Company.

NOTE B – Summary of Significant Accounting Policies (continued)

Registration Fee Expense

Registration fees are recorded at cost and expensed on a pro rata basis over the respective licensing period. The Company incurs fees for FINRA and various state licensing requirements.

Cost Reimbursement

Mutual fund groups or their sponsors reimburse the Company for costs associated with the licensing of individual representatives; Fund/SERV, networking and other transaction costs; and the costs of reviewing and filing sales literature with FINRA. These costs represent flow-through items and are not reflected in the Company's financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

NOTE C - Receivable from Customers

Accounts receivable from customers include amounts due under distribution agreements with twenty-one mutual fund groups and amounts due under cash management services agreements. Management expects to collect 100% of all outstanding accounts, therefore, no allowance for doubtful accounts has been provided.

NOTE D - Related Party Transactions

The Member assumes certain costs of the Company pursuant to a Cost Assumption Agreement originally dated June 20, 2000 and subsequently replaced by an agreement dated January 1, 2008. Specifically, the Company operates out of an office leased by the Member. In addition, employees and other resources of the Member support the Company's operations, such as certain administration and accounting services. The Company pays a $10,000 monthly management fee to Member under the Cost Assumption Agreement. For the year ended December 31, 2008 the total management fee equaled $120,000.

NOTE E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain a minimum net capital level. At December 31, 2008, the Company had net capital of $358,446, which was $333,446 in excess of its required net capital of $25,000.

NOTE F - Concentration of Revenues

A significant portion of the Company's revenues is derived from a single customer. Revenue earned from this particular customer accounted for approximately 29% of all revenues earned during 2008.

NOTE G - Uninsured Cash Balance

The Company maintains its cash deposits with a single financial institution that is insured by the Federal Deposit Insurance Corporation up to $250,000. Uninsured balances totaled approximately $102,446 as of December 31, 2008.

FRANZ CPAs, Inc.

Certified Public Accountants and Business Advisors

LARGE ENOUGH TO SERVE YOU, small enough to know you

11180 Reed Hartman Highway, Suite 110 • Cincinnati, Ohio 45242

(513) 489-4848 • FAX (513) 489-4856

www.franzcpas.com

Independent Auditor's Report on Supplemental Information

Member
Ultimus Fund Distributors, LLC

We have audited the accompanying financial statements of Ultimus Fund Distributors, LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 18, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pursuant to SEC Rule 15c3-1(a)(2)(v) (the Net Capital Rule), the Company is required to maintain a minimum net capital requirement of $25,000. No material differences exist between the computation reported on by the independent auditor (Schedule I) and the Company's unaudited filing of Part II or Part IIA of the FOCUS report.

The Company operates pursuant to SEC Rule 15c3-3(k)(2) (the Customer Protection rule), limiting business to the distribution of mutual funds, including mutual fund underwriter, sponsor, and retailer on a direct application basis (i.e., the Company does not hold customer funds or safekeep customer securities). The Company is exempt from Rule 15c3-3.

FRANZ CPAs, Inc.

February 18, 2009
Cincinnati, Ohio

Ultimus Fund Distributors, LLC

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
December 31, 2008

Computation of Net Capital

Total partner capital from Statement of Financial Condition	$ 419,868
Deduct partner capital not allowable for net capital	-
Total partner capital qualified for net capital	419,868
Add:	
Liabilities subordinated to claims of general creditors allowable in computation on net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	419,868
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	(61,422)
Secured demand note deficiency	-
Commodity futures contracts and spot commodities - proprietary capital changes	-
Other deductions and/or charges	-
Other additions and/or credits	-
Net capital before haircuts on securities positions	358,446
Haircuts on securities	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities:	
Exempted securities	-
Debt securities	-
Options	-
Other securities	-
Undue concentrations	-
Other	-
Net Capital	$ 358,446

See Independent Auditor's Report on Supplemental Information.

Ultimus Fund Distributors, LLC

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
December 31, 2008

Computation of Aggregate Indebtedness

Total A.I. Liabilities from Statement of Financial Condition	$	-
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	-
Percentage of aggregate indebtedness to net capital		0%

Computation of Basic Net Capital Requirement

Minimum net capital required	$	-
Minimum dollar net capital requirement	$	25,000
Net capital requirement	$	25,000
Excess net capital	$	333,446
Excess net capital at 1000 percent	$	358,446

See Independent Auditor's Report on Supplemental Information.

FRANZ CPAs, Inc.

Certified Public Accountants and Business Advisors

LARGE ENOUGH TO SERVE YOU, small enough to know you

11180 Reed Hartman Highway, Suite 110 • Cincinnati, Ohio 45242

(513) 489-4848 • FAX (513) 489-4856

www.franzcpas.com

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17A-5

Member
Ultimus Fund Distributors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Ultimus Fund Distributors, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17A-5 (continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FRANZ CPAs, Inc.

February 18, 2009
Cincinnati, Ohio

END